United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Rio de Janeiro, July 30th, 2026 Vale’s performance in 2Q26 “We delivered solid year-on-year results across all businesses, with iron ore reaching its highest Q2 production since 2018 and copper its best Q2 in nine years. Our strong EBITDA and cash flow generation demonstrate Vale’s strength and resilience in a dynamic global environment, supported by the high quality of our assets and our continued commitment to operational excellence and efficiency. We are also advancing our portfolio of high-return, low capital-intensity projects. The start-up of the Serra Sul +20 will further strengthen our position at S11D, our most competitive iron ore operation. On copper, the Bacaba project is advancing ahead of schedule, being one of the milestones towards our ambition to double copper production by 2035. Backed by our solid performance in 1H26, our Board of Directors approved US$ 1.7 billion in dividends and interest on capital and extended our buyback program, reflecting our conviction in Vale's long-term value. I am very confident about Vale's future, as we continue to consistently operate our assets, invest in high-return projects and remunerate our shareholders, while also creating value to society.“, commented Gustavo Pimenta, CEO Selected financial indicators US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Net operating revenues 10,498 8,804 19% 9,258 13% 19,756 16,923 17% Total costs and expenses (ex-Brumadinho and dams decharacterization)¹ (7,969) (6,630) 20% (6,698) 19% (14,667) (12,600) 16% Expenses related to Brumadinho and dams decharacterization (101) (38) 166% (65) 55% (166) (135) 23% Adjusted EBIT 2,765 2,606 6% 2,985 -7% 5,750 5,017 15% Adjusted EBITDA 3,676 3,386 9% 3,830 -4% 7,506 6,501 15% Proforma EBITDA1 4,066 3,424 19% 3,895 4% 7,961 6,636 20% Proforma EBITDA margin (%) 39% 39% 0 p.p 42% -3 p.p 40% 39% 3 p.p Free cash flow 1,505 1,008 49% 813 85% 2,318 1,512 53% Recurring free cash flow 1,505 1,008 49% 813 85% 2,318 1,512 53% Attributable net income 1,375 2,117 -35% 1,893 -27% 3,268 3,511 -7% Attributable proforma net income 1,566 2,117 -26% 1,893 -17% 3,459 3,588 -4% Net debt2 13,173 12,149 8% 13,558 -3% 13,173 12,149 8% Expanded net debt 16,677 17,448 -4% 17,792 -6% 16,677 17,448 -4% Capital expenditures 1,128 1,053 7% 1,089 4% 2,217 2,227 0% 1 Excluding expenses related to Brumadinho and non-recurring items. There were US$ -289 million in non-recurring items in 2Q26. 2 Including leases (IFRS 16). Results Highlights • Sales improved across all segments. Iron ore, copper, and nickel sales increased by 3% (+2Mt), 10% (+9kt), and 7% (+3kt) y/y, respectively. • Base metals prices up q/q; iron ore resilient. Realized iron ore fines prices averaged US$ 95.0/t (-1% q/q, +12% y/y). Realized copper prices increased to US$ 14,062/t (+7% q/q, +57% y/y), while realized nickel prices reached US$ 18,061/t (+6% q/q, +14% y/y). • Iron ore costs impacted by BRL and bunker prices. C1 cash cost was US$ 24.1/t (+9% y/y), mainly reflecting the BRL appreciation, while all-in costs reached US$ 61.6/t (+ 18% y/y), further pressured by higher freight prices. C1 cash costs and all-in costs were revised to US$ 22.5-23.5/t and US$ 58-62/t, respectively, largely reflecting a stronger BRL and higher oil price expectations. • Base metals competitiveness materially enhanced. Copper all-in costs improved to US$ -257/t in the quarter while nickel all-in costs declined 17% y/y to US$ 10,340/t, mainly driven by strong by-product revenues. All-in cash costs for copper and nickel were revised to US$ 0-500/t and US$ 10,000-11,500/t, respectively, largely driven by stronger by-product price expectations and solid operational performance, counterbalanced by additional cost pressures arising from fuel prices and stronger BRL expectations. • Proforma EBITDA of US$ 4.1 billion, up 19% y/y (+4% q/q), driven by higher realized prices and sales volumes, offsetting exogenous cost effects. • Capital expenditures of US$ 1.1 billion, in line with the 2026 guidance of US$ 5.4-5.7 billion. • Recurring Free Cash Flow of US$ 1.505 billion, US$ 497 million higher y/y, driven by stronger Proforma EBITDA. • Expanded net debt of US$ 16.7 billion at quarter-end, US$ 1.1 billion lower q/q, driven by cash flow generation. • US$ 140 million in shares repurchased in the quarter, representing circa 8.77 million shares, as part of the ongoing share buyback program announced in February 2025. A new share buyback program was approved, comprising up to 100 million shares. • US$ 1.701 billion in dividends and interest on capital to be paid in September, reflecting the shareholder remuneration policy applied to 1H26 results. -1- Business Highlights Iron Ore Solutions • The Serra Sul +20 project started in July, with the commissioning of the second long-distance conveyor belt system. The project, which also includes mine and plant expansions, will provide greater operational flexibility and, once fully ramped-up, is expected to add 20 Mtpy of production capacity to the site, together with the Compact Crushing project, which will start-up in 4Q26. Vale Base Metals • Copper and nickel 2026 production guidances were narrowed to 360-380 kt and 185-200 kt, respectively, following strong operational performance across both segments in 1H26. • The Bacaba project construction works are progressing ahead of schedule, with 39% physical progress at the end of 2Q26. The project is now expected to start-up in 3Q27, from 1H28 originally. • Vale Canada Limited and the United Steelworkers Locals 6200 and 6500 successfully negotiated a new five-year collective agreement. The agreement reinforces labor stability and provides a solid foundation to support operational performance and long-term value creation. Other developments • A new buyback program was approved by the Board of Directors in July, limited to a maximum of 100 million common shares or their respective ADRs, for a period of up to 18 months, starting from the termination of the previously existing program, scheduled to end in August 2026. • As part of Vale's ongoing risk management strategy, the Brent oil hedge generated an economic gain of US$ 99 million, equivalent to approximately US$ 1.6/dmt of iron ore sold. Recognized in the financial results, this benefit offsets part of the higher oil prices that pressured all-in costs in the quarter. Including the Brent oil-hedge effect, iron ore all-in costs would be equivalent to US$60.0/dmt in the quarter. Innovation & Technology Research, Development & Innovation Report • Vale published its 1st Research, Development & Innovation Report, consolidating innovation as core to its strategy to operate more safely and efficiently, reduce environmental impact and expand mining's role in the energy transition. In 2025, Vale invested US$685 million across more than 350 projects. Highlights include over 45 AI applications from mine to logistics, more than 90 autonomous equipment units that move people away from high-risk activities; and 26.3 Mt of iron ore from circular sources. The full report is available here. Reparation Brumadinho • The execution of the Brumadinho Integral Reparation Agreement continues to progress, with approximately 83% of the agreed-upon commitments completed by 2Q26 and in accordance with the deadlines outlined in the settlement. Mariana • The Samarco reparation program continues to advance, with R$ 82.4 billion disbursed as of June 30, 2026. Over 642 thousand individuals were compensated as of July 14th, 2026, of which more than 310 thousand under the Definitive Indemnification Program (PID). -2- Financials US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Proforma EBITDA Net operating revenues 10,498 8,804 19% 9,258 13% 19,756 16,923 17% COGS (7,294) (6,085) 20% (6,173) 18% (13,467) (11,536) 17% SG&A (176) (131) 34% (152) 16% (328) (276) 19% Research and development (185) (159) 16% (131) 41% (316) (282) 12% Pre-operating and stoppage expenses (100) (71) 41% (49) 104% (149) (161) -7% Brumadinho & decharacterization of dams¹ (101) (38) 166% (65) 55% (166) (135) 23% Other operational expenses² (214) (184) 16% (193) 11% (407) (345) 18% Non-recurring expenses (289) — n.a. — n.a. (289) — n.a. Streaming 291 168 73% 257 13% 548 335 64% EBITDA from associates and JV's 335 302 11% 233 44% 568 494 15% Adjusted EBIT 2,765 2,606 6% 2,985 -7% 5,750 5,017 15% Depreciation, amortization & depletion 911 780 17% 845 8% 1,756 1,484 18% Adjusted EBITDA 3,676 3,386 9% 3,830 -4% 7,506 6,501 15% Proforma EBITDA² 4,066 3,424 19% 3,895 4% 7,961 6,636 20% Reconciliation of Proforma EBITDA to Net Income Proforma EBITDA² 4,066 3,424 19% 3,895 4% 7,961 6,636 20% Brumadinho & decharacterization of dams¹ and non-recurring expenses (390) (38) 926% (65) 500% (455) (135) 237% Impairment and gains (losses) on disposal of non-current assets, net 16 (132) n.a. (120) n.a. (104) (385) -73% Streaming (291) (168) 73% (257) 13% (548) (335) 64% EBITDA from associates and JV's (335) (302) 11% (233) 44% (568) (494) 15% Equity results on associates and JV's and other results 100 (68) n.a. 36 178% 136 (9) n.a. Financial results (473) 167 n.a. 34 n.a. (439) 352 n.a. Income taxes (368) 32 n.a. (505) -27% (873) (615) 42% Depreciation, depletion & amortization (911) (780) 17% (845) 8% (1,756) (1,484) 18% Net income 1,414 2,135 -34% 1,940 -27% 3,354 3,531 -5% Net income attributable to noncontrolling interests 39 18 117% 47 -17% 86 20 330% Net income attributable to Vale's shareholders 1,375 2,117 -35% 1,893 -27% 3,268 3,511 -7% Non-recurring items³ 191 — n.a. — n.a. 191 77 148% Proforma net income attributable to Vale’s shareholders 1,566 2,117 -26% 1,893 -17% 3,459 3,588 -4% 1 Find more information about expenses in Annex 4: Brumadinho & Decharacterization. 2 Excluding expenses related to Brumadinho and non-recurring items. 3 Includes impairments, non-recurring expenses and tax effects related to these items. Proforma EBITDA and Proforma net income attributable to Vale's shareholders – Reporting practice To enhance transparency and comparability, Vale reports: • Proforma EBITDA - a metric that provides a clearer view of operational performance across periods. It comprises: (i) Adjusted EBITDA as defined in note 3 to Vale’s Interim Financial Statements, which is a required disclosure under IFRS 8 – Operating Segments; excluding (ii) Brumadinho-related and dam decharacterization effects, and (iii) non-recurring items. This metric is disclosed consistently and in compliance with CVM Resolution 156. For the reconciliation of EBITDA Proforma to Net Income, please refer to the table above. • Proforma net income attributable to Vale's shareholders - a metric that provides a clearer view of earnings performance across periods. It excludes non-recurring items, such as asset impairments, as well as the related income tax effects. Financial Results -3- EBITDA Proforma EBITDA was US$ 4.1 billion in 2Q26, 19% higher y/y, mainly driven by (i) stronger reference prices and (ii) higher sales volumes across all business segments. These effects were partly offset by exogenous effects such as: (i) increased freight costs, mainly due to higher bunker fuel prices, and (ii) the negative impact of the BRL appreciation. The quarter was also impacted by higher costs and expenses, reflecting increased iron ore concentration activities, the suspension of operations at the Fábrica and Viga sites, and the planned biennial maintenance at Sudbury’s downstream facilities. Proforma EBITDA 2Q26 vs. 2Q25 - US$ million 3,424 1,380 73 (376) (241) (218) 24 4,066 Proforma EBITDA 2Q25¹ Price Volume Costs & Expenses Freight FX effect Others² Proforma EBITDA 2Q26¹ 1 Excluding Brumadinho expenses. 2 Including Associates and JVs EBITDA and others. Net Income Proforma net income totaled US$ 1.6 billion in 2Q26, 26% lower y/y, mainly driven by (i) a US$ -798 million variation in the mark-to-market valuation of derivatives against a strong comparison base in 2Q25, and (ii) higher income tax, mainly reflecting a US$ -326 million variation related to foreign exchange effects on tax loss carryforwards at subsidiaries. These effects were partly offset by (i) a US$ 642 million increase in Proforma EBITDA and (ii) the effect of the Samarco provision recorded in 2Q25, reflected in equity results on associates & JV's. Net income attributable to Vale’s shareholders totaled US$ 1.4 billion, 35% lower y/y, primarily explained by the decline in Proforma net income and a provision recognized in non-recurring expenses. Proforma net income 2Q26 vs. 2Q25 – US$ million 2,117 642 135 (640) (498) (190) 1,566 Proforma Net Income attributable 2Q25 Proforma EBITDA Associates & JVs¹ Financial results² Income tax³ Others⁴ Proforma Net Income attributable 2Q26 ¹ Including variations of (i) US$ 168 million in equity results and (ii) US$ -33 million in EBITDA from associates and JVs.2 Including mark-to-market valuation variations of (i) US$ -365 million in currency and interest rate swaps, (ii) US$ -245 million in other derivatives, and (iii) US$ 315 million in shareholder debentures. 3 Excluding a variation of US$ 98 million in taxes impacted by non-recurring items. 4 Including variations of (i) US$ 148 million in gains (losses) on disposal of non-current assets, net, (ii) US$ 21 million in Net income attributable to non-controlling interests, (iii) US$ -63 million in Brumadinho and decharacterization of dams, (iv) US$ -123 million in Streaming, (v) US$ -131 million in Depreciation, depletion & amortization. Financial Results -4- Capital Expenditures Total CAPEX US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Iron Ore Solutions 819 763 7% 838 -2% 1,657 1,670 -1 % Vale Base Metals 284 280 1% 226 26% 510 536 -5 % Copper 118 65 82% 89 33% 207 122 70 % Nickel 166 215 -23% 137 21% 303 414 -27 % Energy and others 25 10 150% 25 0% 50 21 138 % Total 1,128 1,053 7% 1,089 4% 2,217 2,227 0 % Growth Projects US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Iron Ore Solutions 159 204 -22% 158 1% 317 486 -35 % Vale Base Metals 38 34 12% 24 58% 62 64 -3 % Copper 13 2 n.a. 6 117% 19 5 280 % Nickel 25 32 -22% 18 39% 43 59 -27 % Energy and others — — n.a. — n.a. — — n.a. Total 197 238 -17% 182 8% 379 550 -31 % Investments in growth projects totaled US$ 197 million, US$ 41 million (-17%) lower y/y, mainly reflecting lower disbursements in the Iron Ore Solutions segment following the ramp-up of the Capanema project. The Serra Sul +20 project has reached 88% physical completion and started operations in July 2026 with the commissioning of S11D's second long-distance conveyor belt system. The project, which also includes mine and plant expansions, will provide greater operational flexibility and once fully ramped-up, is expected to add 20 Mtpy of production capacity to the site, together with the Compact Crushing project, which will start-up in 4Q26. Sustaining Investments US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Iron Ore Solutions 660 559 18% 680 -3% 1,340 1,184 13 % Vale Base Metals 246 246 0% 202 22% 448 472 -5 % Copper 105 63 67% 83 27% 188 117 61 % Nickel 141 183 -23% 119 18% 260 355 -27 % Energy and others 25 10 150% 25 0% 50 21 138 % Total 931 815 14% 907 3% 1,838 1,677 10 % Sustaining investments totaled US$ 931 million, US$ 116 million (14%) higher y/y, mainly as a result of higher maintenance activities in the Iron Ore Solutions segment, particularly in the Oman pelletizing plants, as well as investments to enhance railway control systems. In Copper, the increase in CAPEX was mainly driven by investments to develop the Bacaba project and expand tailings disposal capacity, both supporting operational continuity at Sossego. Financial Results -5- Free cash flow US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Proforma EBITDA¹ 4,066 3,424 19% 3,895 4% 7,961 6,636 20% Working capital² (162) (8) n.a. (863) -81% (1,025) (260) 294% Capex (1,128) (1,053) 7% (1,089) 4% (2,217) (2,227) 0% Net financial expenses³ 26 (113) n.a. (74) n.a. (48) (193) -75% Income taxes and REFIS (271) (468) -42% (321) -16% (592) (1,064) -44% Associates & JV's, net of dividends received⁴ (300) (241) 24% (205) 46% (505) (414) 22% Brumadinho incurred expenses & dams⁵ (220) (167) 32% (137) 61% (357) (313) 14% Streaming² (291) (168) 73% (257) 13% (548) (335) 64% Others (215) (198) 9% (136) 58% (351) (318) 10% Free Cash Flow⁶ 1,505 1,008 49% 813 85% 2,318 1,512 53% Brumadinho (263) (204) 29% (107) 146% (370) (288) 28% Samarco (717) (990) -28% (129) n.a. (846) (1,152) -27% Cash management and others (60) 1,646 n.a. (2,974) -98% (3,034) 338 n.a. Increase/(Decrease) in cash & equivalents 465 1,460 -68% (2,397) n.a. (1,932) 410 n.a. 1 Excluding expenses related to Brumadinho and non-recurring items. ² Includes US$ -46 million related to streaming transactions in 2Q26, US$ -66 million in 2Q25, US$ -34 million in 1Q26, US$ -80 million in 6M26 and US$ -117 million in 6M25, reflecting the difference between contractual terms and cash receipts, subject to volume and settlement dynamics. ³ Includes interest in loans and borrowings, leasing and net cash received on settlement of derivatives. ⁴ Net of US$ 35 million in dividends received in 2Q26, US$ 61 million in 2Q25, US$ 28 million in 1Q26, US$ 63 million in 6M26 and US$ 80 million in 6M25. ⁵ Includes payments related to dam decharacterization, incurred expenses related to Brumadinho, and others. 6 There were no non-recurring events in the periods presented above. Free Cash Flow generation totaled US$ 1.505 billion, US$ 497 million higher y/y, mainly driven by stronger Proforma EBITDA and lower taxes paid. Vale also continued to benefit from cash settlement of derivatives, generating US$ 337 million in cash in the quarter. These effects were partly offset by a higher working capital outflow. The working capital consumption in the quarter was mainly driven by (i) an increase in accounts receivable, primarily reflecting higher sales volumes toward the end of the quarter, partly offset by negative provisional price adjustments, and (ii) an increase in inventories, mainly due to higher work-in-process nickel inventories during planned maintenance. These effects were largely offset by an increase in accounts payable, driven by extended supplier payment terms. Vale Base Metals was a key contributor to cash generation in the quarter, delivering free cash flow of US$ 545 million on the back of solid operational performance and cost control, along with a strong pricing environment for copper and nickel. Vale’s cash position reflected US$ 140 million in shares repurchases during the quarter, along with continued liability management, resulting in a US$ 465 million increase in cash and cash equivalents during the quarter. Free Cash Flow 2Q26 - US$ million 4,066 (162) (1,128) (245) (300) (220) (291) (215) 1,505 (980) (60) 465 Proforma EBITDA Working capital variation Capex Net financial expenses & income taxes¹ Associates & JV's² Brumadinho incurred expenses & dams³ Streaming Others⁴ Free Cash Flow Brumadinho & Samarco⁵ Cash management and others⁶ Increase in cash & equivalents ¹ Includes income taxes and REFIS (US$ -271 million), interests on loans and borrowings (US$ -310 million), leasing (US$ -49 million), net cash received on settlement of derivatives (US$ 337 million), and other financial revenues (US$ 48 million). ² Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. ³ Includes incurred expenses on Brumadinho (US$ -149 million) and payments on dam decharacterization (US$ -71 million). ⁴ Includes disbursements related to railway concession contracts (US$ -116 million), and others. ⁵ Payments related to Brumadinho and Samarco. Excludes incurred expenses. ⁶ Includes US$ -81 million in debt repayment, US$ 161 million in new loans, and US$ -140 million in share buyback program. Financial Results -6- Debt US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q Gross debt¹ 18,304 17,146 7% 18,196 1% Lease (IFRS 16) 634 699 -9% 641 -1% Gross debt and leases 18,938 17,845 6% 18,837 1% Cash, cash equivalents and short-term investments (5,765) (5,696) 1% (5,279) 9% Net debt 13,173 12,149 8% 13,558 -3% Currency swaps² (367) (109) 237% (422) -13% Brumadinho provisions 1,774 2,129 -17% 1,959 -9% Samarco provisions 2,097 3,279 -36% 2,697 -22% Expanded net debt 16,677 17,448 -4% 17,792 -6% Average debt maturity (years) 8.1 9.1 -11% 8.4 -4% Cost of debt after hedge (% pa) 5.6 5.5 2% 5.5 2% Total debt and leases / adjusted LTM EBITDA (x) 1.2 1.3 -8% 1.2 0% Net debt / adjusted LTM EBITDA (x) 0.8 0.9 -11% 0.8 0% Adjusted LTM EBITDA / LTM gross interest (x) 15.8 15.3 3% 15.8 0% 1 Does not include leases (IFRS 16). 2 Includes interest rate swaps. Expanded net debt decreased by US$ 1.1 billion q/q, totaling US$ 16.7 billion, mainly as a result of the solid free cash flow generation in the quarter. Vale's expanded net debt target remains within its target range of US$ 10-20 billion. Gross debt and leases reached US$ 18.9 billion as of June 30th, 2026, mostly in line q/q. The average debt maturity was 8.1 years at the end of 2Q26, slightly below the 8.4 years at the end of 1Q26. The average annual cost of debt after currency and interest rate swaps was 5.6%, in line with the 5.5% at the end of 1Q26. Financial Results -7- Segments’ Performance Adjusted EBITDA by business area: US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Iron Ore Solutions 3,056 2,977 3% 2,906 5% 5,962 5,864 2 % Fines 2,561 2,396 7% 2,441 5% 5,002 4,729 6 % Pellets 416 477 -13% 479 -13% 895 1,013 -12 % Other ferrous products and logistics services 79 104 -24% (14) n.a. 65 122 -47 % Vale Base Metals 1,289 721 79% 1,197 8% 2,486 1,275 95 % Copper 1,026 538 91% 949 8% 1,975 1,084 82 % Nickel 294 201 46% 277 6% 571 242 136 % Other (31) (18) 72% (29) 7% (60) (51) 18 % Unallocated Items¹ (279) (274) 2% (208) 34% (487) (503) -3% Proforma EBITDA 4,066 3,424 19% 3,895 4% 7,961 6,636 20% Brumadinho & decharacterization of dams² (101) (38) 166% (65) 55% (166) (135) 23 % Non-recurring expenses (289) — n.a. — n.a. (289) — n.a. Adjusted EBITDA 3,676 3,386 9% 3,830 -4% 7,506 6,501 15% 1 Includes US$ 39 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q26. Considering the unallocated expenses, VBM’s EBITDA was US$ 1.3 billion in 2Q26. 2 Find more information about these expenses in Annex 4: Brumadinho & Decharacterization. Segment information 2Q26 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 7,888 (4,923) (50) (86) (62) 289 — 3,056 Fines 6,641 (4,088) (31) (82) (29) 150 — 2,561 Pellets 1,062 (680) 2 — (27) 59 — 416 Other ferrous products and logistics services 185 (155) (21) (4) (6) 80 — 79 Vale Base Metals 2,610 (1,533) (86) (41) — 48 291 1,289 Copper² 1,555 (479) (30) (20) — — — 1,026 Nickel³ 1,241 (946) (24) (20) — 43 — 294 Others⁴ (186) (108) (32) (1) — 5 291 (31) Brumadinho & decharacterization of dams⁵ — — (101) — — — — (101) Non-recurring expenses — — (289) — — — — (289) Unallocated Items⁶ — — (238) (40) 1 (2) — (279) Total 10,498 (6,456) (764) (167) (61) 335 291 3,676 ¹ Excluding depreciation, depletion, and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁵ Find more information about these expenses in Annex 4: Brumadinho & Decharacterization. ⁶ Includes US$ 39 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q26. Considering the unallocated expenses, VBM’s EBITDA was US$ 1.3 billion in 2Q26. Business Segments’ Performance -8- Iron Ore Solutions Highlights 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Average Prices (US$/t) Iron ore - 61% Fe price 105.0 94.5 11% 103.6 1% 104.3 97.5 6% Iron ore fines realized price, CFR/FOB 95.0 85.1 12% 95.8 -1% 95.3 87.7 8% Iron ore pellets realized price, CFR/FOB 137.0 134.1 2% 133.8 2% 135.4 137.5 -2% Volume sold (‘000 metric tons) Fines 69,946 67,678 3% 59,436 18% 129,381 124,441 4% Pellets 7,748 7,483 4% 7,699 1% 15,447 14,976 3% ROM 2,053 2,185 -6% 1,578 30% 3,631 4,071 -11% Total - Iron ore 79,747 77,346 3% 68,713 16% 148,460 143,487 3% Financials indicators (US$ million) Net Revenues 7,888 6,963 13% 6,875 15% 14,763 13,338 11% Costs¹ (4,923) (4,104) 20% (3,997) 23% (8,920) (7,610) 17% SG&A and Other expenses¹ (50) (35) 43% (72) -31% (122) (60) 103% R&D expenses (86) (84) 2% (66) 30% (152) (138) 10% Pre-operating and stoppage expenses¹ (62) (48) 29% (31) 100% (93) (117) -21% EBITDA Associates & JV's 289 285 1% 197 47% 486 451 8% Adjusted EBITDA 3,056 2,977 3% 2,906 5% 5,962 5,864 2% Depreciation and amortization (667) (533) 25% (558) 20% (1,225) (1,015) 21% Adjusted EBIT 2,389 2,444 -2% 2,348 2% 4,737 4,849 -2% 1 Net of depreciation and amortization. Adjusted EBITDA per segment US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Fines 2,561 2,396 7% 2,441 5% 5,002 4,729 6 % Pellets 416 477 -13% 479 -13% 895 1,013 -12 % Other ferrous products and logistics services 79 104 -24% (14) n.a. 65 122 -47 % Adjusted EBITDA 3,056 2,977 3% 2,906 5% 5,962 5,864 2 % Iron Ore Solutions EBITDA was US$ 3.1 billion, 3% higher y/y, mainly reflecting the higher realized prices and increased sales volumes, partly offset by higher costs and expenses, higher freight costs, and the negative effect of BRL appreciation. Iron Ore Fines EBITDA increased by 7% y/y, reaching US$ 2.6 billion, mostly explained by higher realized prices (US$ 679 million) and higher sales volumes (US$ 68 million). These effects were partly offset by (i) higher costs and expenses (US$ -258 million), mostly related to increased concentration activities and the stoppage of operations, including Fábrica and Viga, (ii) higher freight costs (US$ -231 million), mainly driven by higher bunker fuel costs, and (iii) the negative effect of BRL appreciation (US$ -114 million). Iron Ore Pellets EBITDA decreased by 13% y/y, totaling US$ 416 million, driven by higher operating costs and expenses related to operational restrictions, as well as higher service costs in Oman resulting from the advancement of the scheduled maintenance shutdown (US$ -46 million) and the negative impact of the BRL appreciation (US$ -40 million). These effects were partly offset by higher realized prices (US$ 16 million) and increased sales volumes (US$ 15 million). EBITDA variation – US$ million (2Q26 vs. 2Q25) 2,977 690 85 (273) (241) (159) (23) 3,056 2Q25 Price Volume Costs & Expenses Freight FX effect Others¹ 2Q26 1 Includes Associates and JVs EBITDA and others. -9- Iron Ore Fines Product mix 000 metric tons 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Volume sold Fines¹ 69,946 67,678 3% 59,436 18% 129,381 124,441 4 % IOCJ 4,271 6,397 -33% 3,833 11% 8,104 10,993 -26 % BRBF 30,295 32,148 -6% 30,175 0% 60,470 67,962 -11 % Mid-Grade Carajás 13,014 10,402 25% 7,662 70% 20,676 13,590 52 % Pellet feed - China (PFC)² 11,863 5,518 115% 9,069 31% 20,932 9,446 122 % Lump 2,244 1,717 31% 2,111 6% 4,355 3,396 28 % High-silica products 1,038 3,886 -73% 681 52% 1,719 5,843 -71 % Other fines (60-62% Fe) 7,221 7,610 -5% 5,905 22% 13,126 13,210 -1% 1 Including third-party purchases. 2 Products concentrated in Chinese facilities. Revenues The average realized iron ore fines price was US$ 95.0/t, US$ 0.8/t lower q/q, mainly reflecting the negative impact of pricing mechanisms (US$ 1.3/t lower q/q), affected by provisional pricing adjustments, and lower iron ore fines premiums (US$ 1.1/t lower q/q), partly offset by higher reference prices (US$ 1.4/t higher q/q). Price realization iron ore fines – US$/t (2Q26) 105.0 3.0 0.0 (0.4) 0.1 (1.8) 106.0 (2.5) (8.5) 95.0 Average reference 61%Fe price 2Q26 (dmt) Quality and premiums¹ Provisional prices in prior quarter² Lagged prices Current prices Provisional prices in current quarter³ CFR reference (dmt) Adjustments for FOB sales⁴ Moisture Vale realized price (wmt)⁵ Impact of pricing system adjustments 1 Includes quality (US$ 2.8/t) and premiums/discounts and commercial conditions (US$ 0.2/t). 2 Adjustment as a result of provisional prices booked in 1Q26 at US$ 106.1/t. 3 Difference between the weighted average of the prices provisionally set at the end of 2Q26 at US$ 99.0/t based on forward curves and US$ 105.0/t from the 2Q26 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes. Previous periods were restated. Iron ore all-in premium US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y All-in premium - Total¹ 4.4 4.1 7% 6.2 -29% 5.2 4.4 18 % Iron ore fines quality and premiums 3.0 1.9 58% 4.1 -27% 3.5 1.8 94 % Pellets business' weighted average contribution² 1.4 2.2 -36% 2.1 -33% 1.7 2.6 -35% 1 Starting in 1Q26, the all-in premium will be disclosed in relation to the 61%Fe price index. Prior periods were restated. 2 Weighted average contribution. The all-in premium, adjusted for the 61% Fe price index, totaled US$ 4.4/t, US$ 1.8/t lower q/q, primarily driven by lower iron ore fines premiums (US$ 1.1/t lower q/q). This reflects the expected greater availability of mid-grade ore in the Northern System, with a higher share of mid-grade Carajás and concentrated products (Pellet Feed - China) in the sales mix. Having said that, market premiums for low-alumina products remained strong, supporting a solid price realization. In addition, the pellet business contribution declined by US$ 0.7/t q/q, mainly due to a lower share of pellet sales in the overall sales mix. Business Segments’ Performance -10- Costs and expenses Iron ore fines and pellets all-in costs (cash cost break-even landed in China) US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y C1 cash cost, ex-third-party purchase costs 24.1 22.2 9% 23.6 2% 23.9 21.7 10 % Third-party purchases cost adjustments 3.6 4.1 -12% 4.6 -22% 4.0 3.9 3 % Freight cost¹ 22.0 18.3 20% 18.1 22% 20.2 18.4 10 % Distribution cost 5.3 3.5 51% 4.9 8% 5.1 3.7 38 % Expenses & royalties² 7.8 5.6 39% 7.6 3% 7.7 5.8 33 % EBITDA from associates and joint ventures (2.1) (1.9) 11% (2.0) 5% (2.1) (1.8) 17 % Moisture adjustment 5.3 4.6 15% 4.9 8% 5.1 4.6 11 % Iron ore fines quality adjustment³ (3.0) (1.9) 58% (4.1) -27% (3.5) (1.8) 94 % Iron ore fines all-in costs (US$/dmt) 63.0 54.6 15% 57.6 9% 60.5 54.5 11 % Pellet business contribution (1.4) (2.2) -36% (2.1) -33% (1.7) (2.6) -35 % Iron ore fines and pellets all-in costs (US$/dmt) 61.6 52.4 18% 55.4 11% 58.8 51.9 13 % Sustaining investments (fines and pellets) 8.5 7.4 15% 10.1 -16% 9.2 8.4 10 % Iron ore fines and pellets all-in costs⁴ (US$/dmt) 70.1 59.7 17% 65.5 7% 68.0 60.2 13% 1 Ex-bunker oil hedge. 2 Including stoppage costs and expenses. 3 Starting in 1Q26, the all-in premium will be disclosed in relation to the 61%Fe price index. Prior periods were restated. ⁴ Including sustaining investment. Iron ore fines C1 production costs US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y C1 production costs, ex-third-party purchase costs 24.1 21.6 12% 25.3 -5% 24.4 22.3 11% C1 cash cost, ex-third-party purchase costs 24.1 22.2 9% 23.6 2% 23.9 21.7 10% The C1 cash cost, excluding third-party purchases, reached US$ 24.1/t in 2Q26, 9% higher y/y. This increase mainly reflects (i) the negative impact of the BRL appreciation, (ii) the negative impact from inventory turnover effects, resulting from the consumption of inventories from the previous quarter at higher costs, (iii) costs related to the deconsolidation of Aliança Energia, and (iv) higher diesel prices in the Brazilian domestic market. These effects were partly offset by (i) improved fixedcost dilution and a more favorable production mix, driven by higher production volumes at S11D, and (ii) continued benefits from the efficiency program, helping mitigate external effects. C1 cash cost, excluding third-party purchase costs - US$/t, 2Q26 vs. 2Q25 22.2 1.5 0.4 0.4 0.3 (0.3) (0.2) (0.2) 24.1 2Q25 FX effect Inventory turnover Aliança Energia deconsolidation Diesel Mix and fixed cost dilution Efficieny iniciatives¹ Others² 2Q26 1 Including maintenance, materials, personnel and services. 2 Including demurrage and others. The 2026 C1 cash cost guidance, excluding third-party purchases, has been revised to US$22.5-23.5/t (from US$20.0-21.5/t previously), mainly reflecting (i) an updated assumption for the average USD/BRL exchange rate of 5.13 in 2026, compared with 5.60 previously (US$ +1.2/t), (ii) higher diesel price assumptions (US$ +0.2/t), (iii) inventory turnover effects (US$ +0.5/t), reflecting the difference between the average cost of inventories at the beginning of 2026 and guidance, and (iv) other cost effects. Vale's average maritime freight cost was US$ 22.0/t in 2Q26, US$ 3.9/t higher q/q, mainly due to higher bunker fuel costs (US$ 2.3/t higher q/q) and increased spot freight rates volatility (US$ 0.8/t higher q/q). Vale’s performance was US$ 10.6/t below the Brazil–China C3 route, highlighting the effectiveness of its long-term chartering strategy, which helps to mitigate both costs and volatility. CFR sales totaled 62.5 Mt in 2Q26, accounting for 89% of total iron ore fines sales. Business Segments’ Performance -11- The iron ore all-in cost guidance has been revised to US$58-62/t (from US$52-56/t previously), mainly reflecting changes in external assumptions, including (i) oil and related-product prices, with an average Brent oil price assumption of US$86/bbl in 2026 versus US$68/bbl previously (US$ +3.3/t), (ii) an average USD/BRL exchange rate of 5.13 versus 5.60 previously, (US$ +1.9/t), and (iii) revised price and premium assumptions (US$ -0.4/t). The updated guidance range also incorporates the impact of costs associated with operational stoppages (US$ +0.6/t), and other effects. As part of Vale's ongoing risk management strategy, approximately 70% of the forecasted bunker oil consumption for 2026 was hedged through Brent crude oil contracts hired in 2025. These hedges were structured using zero-cost collar instruments to mitigate exposure to adverse price movements and tail risks. Considering the economic effect of these contracts in 2Q26, the benefit, on an all-in cost per ton of iron ore basis, was approximately US$ 1.6/dmt. Adjusting for this effect, Vale’s all-in cost in 2Q26 would be equivalent to US$ 60.0/dmt, compared with the reported US$ 61.6/dmt, helping offset the impact of higher freight costs. Pellets US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Net revenues 1,062 1,004 6% 1,030 3% 2,092 2,059 2% Cash costs¹ (680) (577) 18% (587) 16% (1,267) (1,136) 12% Pre-operational & stoppage expenses (27) (4) n.a. (3) n.a. (30) (7) 329% Expenses² 2 (1) n.a. (1) n.a. 1 2 -50% Leased pelletizing plants EBITDA 59 55 7% 40 48% 99 95 4% EBITDA 416 477 -13% 479 -13% 895 1,013 -12% Iron ore pellets realized price (CFR/FOB, S$/t) 137.0 134.1 2% 133.8 2% 135.4 137.5 -2% Cash costs¹ per ton (US$/t) 87.8 77.1 14% 76.2 15% 82.0 75.9 8% EBITDA per ton (US$/t) 53.7 63.7 -16% 62.2 -14% 57.9 67.6 -14% 1 Including iron ore, leasing, freight, overhead, energy and others. 2 Including selling, R&D and others. Pellets sales totaled 7.7 Mt, 4% higher y/y and 1% higher q/q, mainly reflecting the sale of inventories built in previous periods. The average realized iron ore pellets price was US$ 137.0/t, US$ 3.2/t higher q/q, primarily driven by higher quarterly contractual pellet premiums. Pellets’ cash costs per ton were 14% higher y/y, totaling US$ 87.8/t, primarily due to the combination of the negative impact of BRL appreciation and higher unit costs in Oman operations, driven by higher services costs in the period. FOB sales accounted for 62% of total pellets sales in the quarter. Business Segments’ Performance -12- Vale Base Metals Highlights US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Net Revenues 2,610 1,841 42% 2,383 10% 4,993 3,585 39 % Costs¹ (1,533) (1,220) 26% (1,376) 11% (2,909) (2,504) 16 % SG&A and other expenses¹ ² (86) (39) 121% (74) 16% (160) (104) 54 % R&D expenses (41) (36) 14% (27) 52% (68) (68) 0 % Pre-operating and stoppage expenses¹ — (10) n.a. — n.a. — (12) n.a. EBITDA from associates and JV's 48 17 182% 34 41% 82 43 91 % Streaming² 291 168 73% 257 13% 548 335 64 % Adjusted EBITDA 1,289 721 79% 1,197 8% 2,486 1,275 95 % Depreciation and amortization (232) (249) -7% (292) -21% (524) (456) 15 % Adjusted EBIT 1,057 472 124% 905 17% 1,962 818 140% 1 Net of depreciation and amortization. 2 Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others are disclosed separately as Streaming. Prior periods were restated. Adjusted EBITDA US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Copper 1,026 538 91% 949 8% 1,975 1,084 82 % Nickel 294 201 46% 277 6% 571 242 136 % Others (31) (18) 72% (29) 7% (60) (51) 18 % Total 1,289 721 79% 1,197 8% 2,486 1,275 95 % Vale Base Metals EBITDA increased by 79% y/y in 2Q26, totaling US$ 1.3 billion, supported by stronger operational performance and higher realized prices across commodities in the portfolio, benefiting from favorable market conditions. Copper EBITDA increased by 91% y/y, totaling US$ 1.0 billion in the quarter, driven by a favorable price environment for copper (US$ 401 million) and gold (US$ 171 million). These positive factors were partly offset by negative provisional pricing adjustments (PPA) associated with the forward prices for copper and by-products, particularly gold prices during the quarter (US$ 103 million), as well as negative FX impacts (US$ 33 million). Nickel EBITDA increased by 46% y/y, totaling US$ 294 million in the quarter, supported by higher nickel prices (US$ 97 million) and by-products, mainly copper (US$ 82 million). These effects were partly offset by planned maintenance costs (US$ 51 million) associated with the downstream facilities in Sudbury. EBITDA variation – US$ million (2Q26 vs. 2Q25) 721 689 76 (51) (38) (108) 1,289 2Q25 Price¹ Cost improvement² Sudbury maintenance Exchange rate Others³ 2Q26 ¹ Includes variations of (i) US$ 499 million in realized prices for copper and nickel, (ii) US$ 313 million in realized prices for by-products, and (iii) US$ -123 million in provisional price adjustments. ² Includes variations of (i) US$ 67 million in cost improvements in nickel, (ii) US$ 25 million in cost improvements in copper and (iii) US$ -6 million in cost inflation. 3 Includes a variation of (i) US$ 30 million in PTVI EBITDA, (ii) US$ -12 million in volumes, (iii) US$ -32 million in copper expenses and others, (iv) US$ -75 million in inventory impairment reversal occurred in 2Q25 and others. -13- Copper US$ million (unless otherwise stated) 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y LME copper price (US$/t) 13,329 9,524 40% 12,844 4% 13,083 9,431 39 % Average realized copper price (US$/t) 14,062 8,985 57% 13,143 7% 13,621 8,940 52 % Volume sold – copper (kt) 78 66 18% 72 8% 150 127 18 % Net Revenues 1,555 958 62% 1,414 10% 2,969 1,858 60 % Costs¹ (479) (402) 19% (426) 12% (905) (741) 22 % Selling and other expenses¹ (30) (8) 275% (31) -3% (61) (12) n.a. R&D expenses2 (20) (10) 100% (8) 150% (28) (20) 40 % Pre-operating and stoppage expenses¹ — — n.a. — n.a. — (1) n.a. Adjusted EBITDA 1,026 538 91% 949 8% 1,975 1,084 82 % Depreciation and amortization (49) (39) 26% (44) 11% (93) (73) 27 % Adjusted EBIT 977 499 96% 905 8% 1,882 1,011 86% 1 Net of depreciation and amortization. 2 Includes R&D and other expenses not related to current operations of US$ 24 million in 2Q26. Adjusted EBITDA US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Salobo 830 418 99% 697 19% 1,527 822 86 % Sossego 291 98 197% 309 -6% 600 178 237 % Other¹ (95) 22 n.a. (58) 64% (152) 84 n.a. Total 1,026 538 91% 949 8% 1,975 1,084 82% 1 Includes R&D expenses and the unrealized provisional price adjustments. Revenues Net revenues totaled US$ 1.6 billion in 2Q26, 62% higher y/y, mainly explained by higher realized copper prices (US$ 401 million), higher gold prices (US$ 171 million), and stronger copper sales volumes (US$ 103 million). These effects were partly offset by a negative impact from provisional price adjustments (US$ 103 million lower y/y). The average realized copper price was US$ 14,062/t, 7% higher q/q, reflecting higher LME prices, lower TC/RC discounts and timing effects on pricing. The average realized copper price was 5% higher than the LME average, primarily reflecting positive price adjustments to prior-period provisionally priced sales settled at higher LME prices in the quarter. Average realized copper price 2Q26 – US$/t 13,329 (179) 13,150 1,012 14,162 (100) 14,062 Average LME copper price Current period price adjustments ¹ Copper gross realized price Prior period price adjustments ² Copper realized price before discounts TC/RCs, penalties, premiums discounts ³ Average copper realized price Note: Vale’s copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). 1 Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/RCs, penalties, premiums, and discounts for intermediate products. Business Segments’ Performance -14- Costs & Expenses All-in costs (EBITDA break-even) US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y COGS 6,169 6,057 2% 5,925 4% 6,052 5,826 4 % By-product revenues (6,845) (4,962) 38% (7,057) -3% (6,947) (4,865) 43 % COGS after by-product revenues (676) 1,095 n.a. (1,132) -40% (895) 961 n.a. Other expenses¹ 319 137 133% 288 11% 304 125 143 % Total costs (357) 1,232 n.a. (844) -58% (591) 1,086 n.a. TC/RCs, penalties, premiums and discounts 100 218 -54% 202 -50% 149 250 -40 % EBITDA break-even² ³ (257) 1,450 n.a. (642) -60% (442) 1,336 n.a. 1 Includes sales expenses, R&D associated with Salobo and Sossego, pre-operating and stoppage expenses and other expenses. 2 Considering only the cash effect of streaming transactions, copper operations EBITDA break-even would increase to US$ 3,378/t in 2Q26. 3 The realized price to be compared to the EBITDA break-even should be the copper realized price before discounts (US$ 14,162/t for 2Q26), given that TC/RCs, penalties, and other discounts are already part of the EBITDA break-even build-up. Unit COGS were US$ 6,169/t, 2% higher y/y, mainly reflecting the negative effect of BRL appreciation (US$ 503/t), which was partly offset by cost improvements, driven by higher dilution of fixed costs (US$ -244/t) and efficiency initiatives (US$ -182/t). All-in costs totaled US$ -257/t in the quarter, US$ 1,707/t lower y/y and US$ 385/t higher q/q. The year-on-year decline was driven by the cost improvements mentioned above and increased unit by-product revenues US$ -1,883/t), while the quarter-on-quarter increase reflects higher R&D expenses (US$ 64/t) and lower unit by-product revenues (US$ 212/t). The copper all-in cost guidance for 2026 was revised down to US$ 0-500/t (from US$ 1,000-1,500/t), mostly as a result of external assumptions, including the positive impact of higher gold prices, partly offset by cost pressures arising from a stronger BRL appreciation and higher diesel prices. Unit COGS are expected to increase in 2H26 as a result of the planned Sossego SAG mill rebuild commencing in August 2026. For each 10 cents BRL variation, there is an impact of US$ 95/t in unit COGS and all-in costs. For each US$ 100/oz variation in gold prices, there is an impact of US$ 145/t in all-in costs. Unit COGS, net of by-products, by operation US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Salobo (1,605) 282 n.a. (2,163) -26% (1,863) 145 n.a. Sossego 1,415 3,381 -58% 736 92% 1,064 3,422 -69 % Business Segments’ Performance -15- Nickel US$ million (unless otherwise stated) 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y LME nickel price 18,131 15,171 20% 17,356 4% 17,737 15,374 15% Average realized nickel price 18,061 15,800 14% 17,015 6% 17,535 15,948 10% Volume sold - nickel (kt) 44 41 7% 45 -2% 89 80 11% Volume sold - copper (kt) 20 23 -13% 19 5% 39 44 -11% Net Revenues 1,241 1,012 23% 1,184 5% 2,425 1,981 22% Costs¹ (946) (781) 21% (910) 4% (1,856) (1,688) 10% Selling and other expenses¹ (24) (8) 200% (8) 200% (32) (29) 10% R&D expenses² (20) (25) -20% (19) 5% (39) (47) -17% Pre-operating and stoppage expenses¹ — (10) n.a. — n.a. — (11) n.a. EBITDA from associates and JV's 43 13 231% 30 43% 73 36 103% Adjusted EBITDA 294 201 46% 277 6% 571 242 136% Depreciation and amortization (181) (203) -11% (235) -23% (416) (368) 13% Adjusted EBIT 113 (2) n.a. 42 169% 155 (126) n.a. 1 Net of depreciation and amortization. ² Includes R&D and other expenses not related to current operations of US$ 28 million in 2Q26. Adjusted EBITDA US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Sudbury¹ 118 70 69% 227 -48% 345 74 n.a. Voisey’s Bay & Long Harbour 118 17 n.a. 66 79% 184 (33) n.a. Standalone Refineries² 45 6 n.a. 24 88% 69 30 130 % Onça Puma 41 9 n.a. 51 -20% 92 28 229 % Others³ (28) 99 n.a. (91) -69% (119) 143 n.a. Total 294 201 46% 277 6% 571 242 136% 1 Includes the Thompson operations. 2 Comprises the sales results for Clydach and Matsusaka refineries. 3 Includes intercompany eliminations, provisional price adjustments and inventories adjustments. Includes proportionate EBITDA from PTVI. Revenues Net revenues totaled US$ 1.2 billion in 2Q26, increasing by 23% y/y, driven by higher realized nickel prices (US$ 97 million), stronger sales volumes (US$ 48 million), and higher by-products revenues (US$ 106 million). The average realized nickel price was US$ 18,061/t, 6% higher q/q, mainly driven by a 4% increase in the LME nickel average price. The average realized nickel price was largely in line with the LME average, driven by a higher Class I premium and the negative impact of timing-related pricing adjustments. Average realized nickel price 2Q26 – US$/t 18,131 78 18,209 (74) (74) 18,061 Average LME nickel price Nickel average aggregate premium Average realized price before timing and other adjustments Quotational period Fixed price sales Average nickel realized price Business Segments’ Performance -16- Costs & Expenses All-in costs (EBITDA break-even) US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y COGS ex-external feed 23,652 22,194 7% 22,325 6% 22,663 24,647 -8 % COGS¹ 21,345 20,743 3% 20,284 5% 20,811 21,973 -5 % By-product revenues¹ (10,311) (8,510) 21% (11,707) -12% (11,013) (7,963) 38 % COGS after by-product revenues 11,034 12,233 -10% 8,577 29% 9,798 14,010 -30 % Other expenses² 354 892 -60% 270 31% 312 926 -66 % EBITDA from associates & JV's (970) (315) 208% (669) 45% (819) (448) 83 % Total Costs 10,418 12,810 -19% 8,178 27% 9,291 14,488 -36 % Nickel average aggregate (premium) discount (78) (414) -81% 6 n.a. (36) (479) -92 % EBITDA break-even³ 10,340 12,396 -17% 8,184 26% 9,255 14,009 -34% 1 Excluding marketing activities. 2 Includes R&D associated with current nickel operations, sales expenses and pre-operating & stoppage. 3 Considering only the cash effect of streaming transactions, nickel operations EBITDA break-even would increase to US$ 11,478/t in 2Q26. Unit COGS, excluding external feed purchases, were US$ 23,652/t, 7% higher y/y, driven by the impact of the planned biennial maintenance of Sudbury's downstream facilities (US$ 1,151/t). These were partly offset by cost improvements driven by higher dilution of fixed costs (US$ -519/t) and efficiency initiatives (US$ -992/t). Unit COGS totaled US$ 21,345/t, up 3% y/y and 5% q/q. All-in costs totaled US$ 10,340/t in the quarter, 17% lower y/y and 26% higher q/q. The year-on-year decline was driven by the cost improvements mentioned above and increased copper revenues in our polymetallic assets (US$ -1,608/t), while the q/q increase reflected the impact of the planned biennial maintenance on costs (US$ 1,151/t) and lower PGMs revenues (US$ -1,837/ t). The nickel all-in cost guidance for 2026 was revised down to US$ 10,000-11,500/t (from US$ 12,000-13,500/t), mostly as a result of external factors, including the positive impact of higher expected copper and gold prices, partly offset by cost pressures arising from BRL appreciation and higher fuel prices. Unit COGS, net of by-products, by operation US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Sudbury¹ ² 10,238 10,511 -3% 1,378 n.a. 5,926 12,783 -54 % Voisey’s Bay & Long Harbour² 6,727 13,236 -49% 12,280 -45% 9,800 16,891 -42 % Standalone refineries² ³ 15,109 15,716 -4% 16,100 -6% 15,614 14,556 7 % Onça Puma 10,384 11,079 -6% 9,825 6% 10,083 10,354 -3% ¹ Sudbury costs include Thompson costs. ² A large portion of Sudbury, Clydach, Matsusaka and Long Harbour finished nickel production is derived from intercompany transfers, as well as from the purchase of ore or nickel intermediates from third parties. These transactions are valued at fair market value. ³ Comprises the unit COGS for Clydach and Matsusaka refineries. Business Segments’ Performance -17- Webcast information Investor Relations Vale will host a webcast on vale.RI@vale.com Friday 31st July, 2026 10:00 a.m. (New York) Thiago Lofiego 11:00 a.m. (Brasília) thiago.lofiego@vale.com 3:00 p.m. (London) Luciana Oliveti luciana.oliveti@vale.com Internet access to the webcast and presentation materials will be available on Vale website at www.vale.com/investors Pedro Terra pedro.terra@vale.com A webcast replay will be accessible shortly after the completion of the call. Patricia Tinoco patricia.tinoco@vale.com Further information on Vale can be found at: vale.com Except where otherwise indicated, the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Vale Manganês S.A., Minerações Brasileiras Reunidas S.A., Vale Base Metals Ltd, Salobo Metais S.A, Tecnored Desenvolvimento Tecnológico S.A., Vale Holdings B.V, Vale Canada Limited, Vale International S.A., Vale Malaysia Minerals Sdn. Bhd. and Vale Oman Pelletizing Company LLC. This press release may include statements about Vale’s current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as ”anticipate,” ”believe,” ”could,” ”expect,” ”should,” ”plan,” ”intend,” ”estimate” “will” and ”potential,” among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort. -18- Annex 1: Detailed Financial Information Simplified financial statements Income Statement US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Net operating revenue 10,498 8,804 19% 9,258 13% 19,756 16,923 17% Cost of goods sold and services rendered (7,294) (6,085) 20% (6,173) 18% (13,467) (11,536) 17% Gross profit 3,204 2,719 18% 3,085 4% 6,289 5,387 17% Gross margin (%) 31% 31% 0 p.p. 33% -2 p.p. 32% 32% 0 p.p. Selling and administrative expenses (176) (131) 34% (152) 16% (328) (276) 19% Research and development (185) (159) 16% (131) 41% (316) (282) 12% Pre-operating and operational stoppage (100) (71) 41% (49) 104% (149) (161) -7% Other operational expenses, net (604) (222) 172% (258) 134% (862) (480) 80% Impairment and gains (losses) on disposal of noncurrent assets, net 16 (132) n.a. (120) n.a. (104) (385) -73% Operating income 2,155 2,004 8% 2,375 -9% 4,530 3,803 19% Financial income 122 112 9% 128 -5% 250 228 10% Financial expenses (409) (404) 1% (418) -2% (827) (786) 5% Other financial items, net (186) 459 n.a. 324 n.a. 138 910 -85% Equity results and other results in associates and joint ventures 100 (68) n.a. 36 178% 136 (9) n.a. Income before income taxes 1,782 2,103 -15% 2,445 -27% 4,227 4,146 2% Current tax (400) (285) 40% (242) 65% (642) (471) 36% Deferred tax 32 317 -90% (263) n.a. (231) (144) 60% Net income 1,414 2,135 -34% 1,940 -27% 3,354 3,531 -5% Net income attributable to noncontrolling interests 39 18 117% 47 -17% 86 20 330% Net income attributable to Vale's shareholders 1,375 2,117 -35% 1,893 -27% 3,268 3,511 -7% Basic earnings per share (attributable to the Company's shareholders - US$): Basic and diluted earnings per share (attributable to the Company's shareholders - US$) 0.32 0.50 -36% 0.44 -27% 0.77 0.82 -6% Equity income (loss) by business segment US$ million 2Q26% 2Q25% Δ y/y 1Q26% Δ q/q 6M26% 6M25% Δ y/y Iron Ore Solutions 113 92% 138 107% -18% 31 55% 265% 144 80% 171 110% -16% Vale Base Metals¹ 10 8% (11) -9% n.a. 25 45% -60% 35 20% (17) -11% n.a. Unallocated items — 0% 2 2% n.a. — 0% n.a. — 0% 2 1% n.a. Total 123 100% 129 100% -5% 56 100% 120% 179 100% 156 100% 15% ¹ Restated from historical figures. Annexes -19- Balance sheet US$ million 06/30/2026 06/30/2025 Δ y/y 03/31/2026 Δ q/q Assets Current assets 17,659 17,585 0% 16,751 5% Cash and cash equivalents 5,577 5,514 1% 5,085 10% Short term investments 188 182 3% 194 -3% Accounts receivable 2,614 2,325 12% 2,401 9% Other financial assets 576 495 16% 926 -38% Inventories 6,264 5,242 19% 6,135 2% Recoverable taxes 1,717 1,335 29% 1,312 31% Other 696 493 41% 672 4% Non-current assets held for sale 27 1,999 -99% 26 4% Non-current assets 10,535 13,001 -19% 10,660 -1% Judicial deposits 577 598 -4% 597 -3% Other financial assets 796 424 88% 701 14% Recoverable taxes 1,743 1,528 14% 1,947 -10% Deferred income taxes 6,016 8,975 -33% 6,019 0% Other 1,403 1,476 -5% 1,396 1% Fixed assets 61,085 59,797 2% 60,180 2% Total assets 89,279 90,383 -1% 87,591 2% Liabilities Current liabilities 14,818 14,469 2% 13,510 10% Suppliers and contractors 6,203 5,454 14% 5,490 13% Loans, borrowings and leases 1,093 685 60% 598 83% Leases 169 175 -3% 160 6% Railway concession 629 539 17% 616 2% Other financial liabilities 649 506 28% 640 1% Taxes payable 890 1,020 -13% 646 38% Settlement program ("REFIS") 464 412 13% 453 2% Provisions for litigation 161 154 5% 153 5% Employee benefits 886 790 12% 684 30% Liabilities related to associates and joint ventures 662 1,449 -54% 1,181 -44% Liabilities related to Brumadinho 807 900 -10% 868 -7% De-characterization of dams and asset retirement obligations 1,119 945 18% 1,003 12% Dividends payable 21 — n.a. 21 0% Other 884 700 26% 857 3% Liabilities associated with non-current assets held for sale 181 740 -76% 140 29% Non-current liabilities 35,515 35,405 0% 36,529 -3% Loans, borrowings and leases 17,211 16,461 5% 17,598 -2% Leases 465 524 -11% 481 -3% Railway concession 1,790 2,092 -14% 1,876 -5% Other financial liabilities 3,247 2,566 27% 3,399 -4% Settlement program (REFIS) 627 971 -35% 726 -14% Deferred income taxes 54 127 -57% 82 -34% Provisions for litigation 997 896 11% 944 6% Employee benefits 1,185 1,170 1% 1,200 -1% Liabilities related to associates and joint ventures 1,435 1,830 -22% 1,516 -5% Liabilities related to Brumadinho 967 1,229 -21% 1,091 -11% De-characterization of dams and asset retirement obligations 5,032 5,256 -4% 5,225 -4% Streaming transactions 1,944 2,000 -3% 1,962 -1% Others 561 283 98% 429 31% Total liabilities 50,333 49,874 1% 50,039 1% Shareholders' equity 38,946 40,509 -4% 37,552 4% Total liabilities and shareholders' equity 89,279 90,383 -1% 87,591 2% Annexes -20- Cash flow US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Cash flow from operations 3,129 2,862 9% 2,468 27% 5,597 5,396 4% Payment of interest on loans, financing and other financial liabilities (310) (269) 15% (214) 45% (524) (509) 3% Receipts from the settlement of derivatives, net 337 149 126% 116 191% 453 283 60% Payments related to Brumadinho (263) (204) 29% (107) 146% (370) (288) 28% Payments related to de-characterization of dams (71) (83) -14% (63) 13% (134) (162) -17% Interest on participative shareholders debentures paid (139) (131) 6% — n.a. (139) (131) 6% Payments of income taxes (including refinancing programs) (271) (468) -42% (321) -16% (592) (1,064) -44% Net cash generated by operating activities 2,412 1,856 30% 1,879 28% 4,291 3,525 22% Cash flow from investing activities Short-term investment 59 107 -45% 58 2% 117 133 -12% Acquisition of property, plant and equipment and intangible assets (1,244) (1,168) 7% (1,185) 5% (2,429) (2,423) 0% Payments related to Samarco dam failure (717) (990) -28% (129) n.a. (846) (1,152) -27% Dividends received from joint ventures and associates 35 61 -43% 28 25% 63 80 -21% Other investment activities, net 39 (9) n.a. (40) n.a. (1) (8) -88% Net cash used in investing activities (1,828) (1,999) -9% (1,268) 44% (3,096) (3,370) -8% Cash flow from financing activities Loans and financing: Loans and borrowings from third parties 161 1,676 -90% 962 -83% 1,123 3,287 -66% Payments of loans and borrowings from third parties (81) (30) 170% (1,117) -93% (1,198) (970) 24% Payments of leasing (49) (33) 48% (34) 44% (83) (63) 32% Payments to shareholders: Dividends and interest on capital paid to Vale's shareholders — — n.a. (2,745) n.a. (2,745) (1,979) 39% Share buyback program (140) — n.a. (74) 89% (214) — n.a. Net cash used in financing activities (109) 1,613 n.a. (3,008) -96% (3,117) 275 n.a. Net increase (decrease) in cash and cash equivalents 475 1,470 -68% (2,397) n.a. (1,922) 430 n.a. Cash and cash equivalents in the beginning of the period 5,085 3,955 29% 7,372 -31% 7,372 4,953 49% Effect of exchange rate changes on cash and cash equivalents 17 101 -83% 110 -85% 127 246 -48% Cash from subsidiaries classified as non-current assets held for sale and others — (12) n.a. — n.a. — (115) n.a. Cash and cash equivalents at the end of period 5,577 5,514 1% 5,085 10% 5,577 5,514 1% Non-cash transactions: Additions to property, plant and equipment - capitalized loans and borrowing costs 5 8 -38% 5 0% 10 12 -17% Cash flow from operating activities Income before income taxes 1,782 2,103 -15% 2,445 -27% 4,227 4,146 2% Adjusted for: Changes in estimates related to the provision of Brumadinho 5 10 -50% (6) n.a. (1) 49 n.a. Changes in estimates related to the provision of decharacterization of dams (53) (56) -5% (3) n.a. (56) (65) -14% Equity results and other results in associates and joint ventures (100) 68 n.a. (36) 178% (136) 9 n.a. Impairment and other results related to non-current assets, net (16) 132 n.a. 120 n.a. 104 385 -73% Depreciation, depletion and amortization 911 780 17% 845 8% 1,756 1,484 18% Financial results, net 473 (167) n.a. (34) n.a. 439 (352) n.a. Change in assets and liabilities Accounts receivable (259) (159) 63% (119) 118% (378) 157 n.a. Inventories (255) (144) 77% (214) 19% (469) (383) 22% Suppliers and contractors 726 743 -2% (262) n.a. 464 722 -36% Other assets and liabilities, net (85) (448) -81% (268) -68% (353) (756) -53% Cash flow from operations 3,129 2,862 9% 2,468 27% 5,597 5,396 4% Annexes -21- Reconciliation of IFRS and “non-GAAP” information (a) Adjusted EBIT US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Net operating revenues 10,498 8,804 19% 9,258 13% 19,756 16,923 17% COGS (7,294) (6,085) 20% (6,173) 18% (13,467) (11,536) 17% Sales and administrative expenses (176) (131) 34% (152) 16% (328) (276) 19% Research and development expenses (185) (159) 16% (131) 41% (316) (282) 12% Pre-operating and stoppage expenses (100) (71) 41% (49) 104% (149) (161) -7% Brumadinho event and dam decharacterization of dams (101) (38) 166% (65) 55% (166) (135) 23% Other operational expenses, net¹ (503) (184) 173% (193) 161% (696) (345) 102% EBITDA from associates and JV's 335 302 11% 233 44% 568 494 15% Streaming¹ 291 168 73% 257 13% 548 335 64% Adjusted EBIT 2,765 2,606 6% 2,985 -7% 5,750 5,017 15% ¹ Starting in 3Q25, streaming transactions at market prices, previously reported under "Other operational expenses, net", will be disclosed separately as Streaming. Prior periods were restated. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation, depletion and amortization. The definition of Adjusted EBITDA for the Company is the operating income or loss plus EBITDA associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and gains (losses) on disposal of non-current assets. However, our adjusted EBITDA is not the measure defined as EBITDA under IFRS and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following tables shows the reconciliation between adjusted EBITDA and operational cash flow and adjusted EBITDA and net income, in accordance with its statement of changes in financial position. The definition of Adjusted EBIT is Adjusted EBITDA plus depreciation, depletion and amortization. Reconciliation between adjusted EBITDA and operational cash flow US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Adjusted EBITDA 3,676 3,386 9% 3,830 -4% 7,506 6,501 15% Working capital: Accounts receivable (259) (159) 63% (119) 118% (378) 157 n.a. Inventories (255) (144) 77% (214) 19% (469) (383) 22% Suppliers and contractors 726 743 -2% (262) n.a. 464 722 -36% Changes in estimates related to the provision of Brumadinho 5 10 -50% (6) n.a. (1) 49 n.a. Changes in estimates related to the provision of de-characterization of dams (53) (56) -5% (3) n.a. (56) (65) -14% Others (711) (918) -23% (758) -6% (1,469) (1,585) -7% Cash flow 3,129 2,862 9% 2,468 27% 5,597 5,396 4% Payments of income taxes (including refinancing programs) (271) (468) -42% (321) -16% (592) (1,064) -44% Payment of interest on loans, financing and other financial liabilities (310) (269) 15% (214) 45% (524) (509) 3% Payments related to Brumadinho event (263) (204) 29% (107) 146% (370) (288) 28% Payments related to de-characterization of dams (71) (83) -14% (63) 13% (134) (162) -17% Interest on participative shareholders' debentures paid (139) (131) 6% — n.a. (139) (131) 6% Receipts from the settlement of derivatives, net 337 149 126% 116 191% 453 283 60% Net cash generated by operating activities 2,412 1,856 30% 1,879 28% 4,291 3,525 22% Annexes -22- Reconciliation between adjusted EBITDA and net income US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Adjusted EBITDA 3,676 3,386 9% 3,830 -4% 7,506 6,501 15 % Depreciation, depletion and amortization (911) (780) 17% (845) 8% (1,756) (1,484) 18 % EBITDA from associates and joint ventures (335) (302) 11% (233) 44% (568) (494) 15 % Impairment and gains (losses) on disposal of noncurrent assets, net¹ 16 (132) n.a. (120) n.a. (104) (385) -73 % Streaming¹ (291) (168) 73% (257) 13% (548) (335) 64 % Operating income 2,155 2,004 8% 2,375 -9% 4,530 3,803 19 % Financial results (473) 167 n.a. 34 n.a. (439) 352 n.a. Equity results and other results in associates and joint ventures 100 (68) n.a. 36 178% 136 (9) n.a. Income taxes (368) 32 n.a. (505) -27% (873) (615) 42 % Net income 1,414 2,135 -34% 1,940 -27% 3,354 3,531 -5 % Net income attributable to noncontrolling interests 39 18 117% 47 -17% 86 20 330 % Net income attributable to Vale's shareholders 1,375 2,117 -35% 1,893 -27% 3,268 3,511 -7% ¹ Starting in 3Q25, streaming transactions at market prices, previously reported under "Impairment and gains (losses) on disposal of non-current assets, net", are disclosed separately as Streaming. Prior periods were restated. (c) Net debt US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q Gross debt 18,304 17,146 7% 18,196 1% Leases 634 699 -9% 641 -1% Cash and cash equivalents (5,765) (5,696) 1% (5,279) 9% Net debt 13,173 12,149 8% 13,558 -3% (d) Gross debt / LTM Adjusted EBITDA US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q Total debt and leases / LTM Adjusted EBITDA (x) 1.2 1.3 -8% 1.2 0% Total debt and leases / LTM operational cash flow (x) 0.8 0.9 -11% 0.8 0% (e) LTM Adjusted EBITDA / LTM interest payments US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q Adjusted LTM EBITDA / LTM gross interest (x) 15.8 15.3 3% 15.8 0% LTM adjusted EBITDA / LTM interest payments (x) 16.2 14.2 14% 16.6 -2% (f) US dollar exchange rates R$/US$ 2Q26 2Q25 Δ y/y 1Q26 Δ q/q Average 5.0494 5.6661 -11% 5.2591 -4% End of period 5.1766 5.4571 -5% 5.2194 -1% Annexes -23- Revenues and volumes Net operating revenue by business area US$ million 2Q26% 2Q25% Δ y/y 1Q26% Δ q/q 6M26% 6M25% Δ y/y Iron Ore Solutions 7,888 75% 6,963 79% 13% 6,875 74% 15% 14,763 75% 13,338 79% 11% Fines 6,641 63% 5,762 65% 15% 5,692 61% 17% 12,333 62% 10,916 65% 13% ROM 34 0% 27 0% 26% 20 0% 70% 54 0% 56 0% -4% Pellets 1,062 10% 1,004 11% 6% 1,030 11% 3% 2,092 11% 2,059 12% 2% Other ferrous products and logistics services 151 1% 170 2% -11% 133 1% 14% 284 1% 307 2% -7% Vale Base Metals 2,610 25% 1,841 21% 42% 2,383 26% 10% 4,993 25% 3,585 21% 39% Copper 1,376 13% 793 9% 74% 1,214 13% 13% 2,590 13% 1,502 9% 72% Nickel 801 8% 657 7% 22% 763 8% 5% 1,564 8% 1,280 8% 22% Gold as by-product¹ 270 3% 195 2% 38% 282 3% -4% 551 3% 335 2% 64% Silver as by-product 46 0% 19 0% 142% 46 0% 0% 93 0% 37 0% 151% PGMs 53 1% 83 1% -36% 136 1% -61% 189 1% 149 1% 27% Cobalt¹ 37 0% 21 0% 76% 30 0% 23% 67 0% 39 0% 72% Others² 27 0% 73 1% -63% (88) -1% n.a. (61) 0% 243 1% n.a. Total 10,498 100% 8,804 100% 19% 9,258 100% 13% 19,756 100% 16,923 100% 17% ¹ Excludes adjustment of US$ 291 million in 2Q26, US$ 257 million in 1Q26, US$ 548 million in 6M26, US$ 168 million in 2Q25 and US$ 335 million in 6M25 to reflect the performance of the streaming transactions at market price. ² Includes marketing activities. Net operating revenue by destination 2Q26% 2Q25% Δ y/y 1Q26% Δ q/q 6M26% 6M25% Δ y/y North America 458 4% 427 5% 7% 472 5% -3% 930 5% 844 5% 10 % USA 332 3% 273 3% 22% 304 3% 9% 636 3% 570 3% 12 % Canada 126 1% 154 2% -18% 168 2% -25% 294 1% 274 2% 7 % South America 869 8% 819 9% 6% 869 9% 0% 1,738 9% 1,682 10% 3 % Brazil 811 8% 774 9% 5% 783 8% 4% 1,594 8% 1,588 9% 0 % Others 58 1% 45 1% 29% 86 1% -33% 144 1% 94 1% 53 % Asia 7,016 67% 5,882 67% 19% 5,958 64% 18% 12,974 66% 10,995 65% 18 % China 5,283 50% 4,329 49% 22% 4,369 47% 21% 9,652 49% 8,215 49% 17 % Japan 639 6% 648 7% -1% 619 7% 3% 1,258 6% 1,165 7% 8 % South Korea 197 2% 249 3% -21% 268 3% -26% 465 2% 486 3% -4 % Others 897 9% 656 7% 37% 702 8% 28% 1,599 8% 1,129 7% 42 % Europe 1,757 17% 1,248 14% 41% 1,608 17% 9% 3,365 17% 2,522 15% 33 % Germany 523 5% 453 5% 15% 471 5% 11% 994 5% 916 5% 9 % Italy 86 1% 65 1% 32% 103 1% -17% 189 1% 164 1% 15 % Others 1,148 11% 730 8% 57% 1,034 11% 11% 2,182 11% 1,442 9% 51 % Middle East 122 1% 216 2% -44% 192 2% -36% 314 2% 424 3% -26 % Rest of the World 276 3% 212 2% 30% 159 2% 74% 435 2% 456 3% -5 % Total 10,498 100% 8,804 100% 19% 9,258 100% 13% 19,756 100% 16,923 100% 17% Annexes -24- Operating Expenses US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y SG&A 176 131 34% 152 16% 328 276 19 % Administrative 154 113 36% 128 20% 282 236 19 % Personnel 51 49 4% 56 -9% 107 101 6 % Services 53 29 83% 35 51% 88 52 69 % Depreciation 17 7 143% 10 70% 27 31 -13 % Others 33 28 18% 27 22% 60 52 15 % Selling 22 18 22% 24 -8% 46 40 15 % R&D 185 159 16% 131 41% 316 282 12 % Pre-operating and stoppage expenses 100 71 41% 49 104% 149 161 -7 % Expenses related to Brumadinho event and decharacterization of dams 101 38 166% 65 55% 166 135 23 % Other operating expenses 503 184 173% 193 161% 696 345 102 % Total operating expenses 1,065 583 83% 590 81% 1,655 1,199 38 % Depreciation 73 20 265% 45 62% 118 63 87 % Operating expenses, ex-depreciation 992 563 76% 545 82% 1,537 1,136 35 % Other operating expenses – breakdown by segment US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Iron Ore Solutions 17 4 325% 42 -60% 59 (4) n.a. Fines 16 (5) n.a. 31 -48% 47 (16) n.a. Pellets (2) 1 n.a. 2 n.a. — (1) n.a. Other ferrous products and logistics services 3 8 -63% 9 -67% 12 13 -8 % Vale Base Metals 43 11 291% 34 26% 77 43 79 % Copper 30 8 275% 32 -6% 62 12 n.a. Nickel 18 3 n.a. (2) n.a. 16 17 -6 % Others (5) — n.a. 4 n.a. (1) 14 n.a. Unallocated items 443 169 162% 117 279% 560 306 83 % TOTAL - Other operating expenses 503 184 173% 193 161% 696 345 102 % Annexes -25- Financial results US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Financial expenses, of which: (409) (404) 1% (418) -2% (827) (786) 5% Gross interest (254) (238) 7% (264) -4% (518) (462) 12 % Capitalization of interest 5 8 -38% 5 0% 10 12 -17 % Others (142) (150) -5% (139) 2% (281) (294) -4 % Financial expenses (REFIS) (18) (24) -25% (20) -10% (38) (42) -10 % Financial income 122 112 9% 128 -5% 250 228 10 % Participative shareholders' debentures 198 (117) n.a. (236) n.a. (38) (79) -52 % Derivatives¹ (62) 548 n.a. 725 n.a. 663 1,313 -50 % Currency and interest rate swaps 192 557 -66% 362 -47% 554 1,321 -58 % Others (commodities, etc) (254) (9) n.a. 363 n.a. 109 (8) n.a. Foreign exchange (18) 240 n.a. 95 n.a. 77 203 -62 % Monetary variation (304) (212) 43% (260) 17% (564) (527) 7 % Foreign exchange and monetary variation (322) 28 n.a. (165) 95% (487) (324) 50 % Financial result, net (473) 167 n.a. 34 n.a. (439) 352 n.a. ¹ The cash effect of the derivatives was a gain of US$ 337 million in 2Q26. Sustaining Investments by type US$ million Iron Ore Solutions Vale Base Metals Energy and others Total Enhancement of operations 433 174 1 607 Replacement projects 9 22 — 31 Filtration and dry stacking projects 13 — — 13 Dam management 26 8 — 34 Other investments in dams and waste dumps 67 22 — 89 Health and safety 47 13 12 72 Social investments and environmental protection 24 3 — 27 Administrative & others 41 6 12 58 Total 660 246 24 931 Annexes -26- Annex 2: Segment information Segment results 2Q26 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 7,888 (4,923) (50) (86) (62) 289 — 3,056 Fines 6,641 (4,088) (31) (82) (29) 150 — 2,561 Pellets 1,062 (680) 2 — (27) 59 — 416 Other ferrous products and logistics services 185 (155) (21) (4) (6) 80 — 79 Vale Base Metals 2,610 (1,533) (86) (41) — 48 291 1,289 Copper² 1,555 (479) (30) (20) — — — 1,026 Salobo 1,202 (361) (8) (3) — — — 830 Sossego 423 (118) (8) (6) — — — 291 Other (70) — (14) (11) — — — (95) Nickel³ 1,241 (946) (24) (20) — 43 — 294 Sudbury 610 (483) (8) (1) — — — 118 Voisey’s Bay & Long Harbour 309 (195) — 4 — — — 118 Standalone Refineries 224 (179) — — — — — 45 Onça Puma 138 (93) (4) — — — — 41 Other (40) 4 (11) (23) — 43 — (27) Others⁴ (186) (108) (32) (1) — 5 291 (31) Brumadinho and decharacterization of dams — — (101) — — — — (101) Non-recurring expenses — — (289) — — — — (289) Unallocated items⁵ — — (238) (40) 1 (2) — (279) Total 10,498 (6,456) (764) (167) (61) 335 291 3,676 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, are disclosed separately as Streaming. Prior periods were restated. ⁵ Includes US$ 39 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q26. Considering the unallocated expenses, VBM’s EBITDA was US$ 1.3 billion in 2Q26. Segment results 2Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 6,963 (4,104) (35) (84) (48) 285 — 2,977 Fines 5,762 (3,387) (7) (66) (35) 129 — 2,396 Pellets 1,004 (577) (1) (2) (2) 55 — 477 Other ferrous products and logistics services 197 (140) (27) (16) (11) 101 — 104 Vale Base Metals 1,841 (1,220) (39) (36) (10) 17 168 721 Copper² 958 (402) (8) (10) — — — 538 Salobo 730 (305) (6) (1) — — — 418 Sossego 197 (97) (1) (1) — — — 98 Other 31 — (1) (8) — — — 22 Nickel³ 1,012 (781) (8) (25) (10) 13 — 201 Sudbury 521 (439) (1) (11) — — — 70 Voisey’s Bay & Long Harbour 222 (196) (1) (8) — — — 17 Standalone Refineries 175 (169) — — — — — 6 Onça Puma 71 (56) (4) — (2) — — 9 Other 23 79 (2) (6) (8) 13 — 99 Others⁴ (129) (37) (23) (1) — 4 168 (18) Brumadinho and decharacterization of dams — — (38) — — — — (38) Non-recurring expenses — — — — — — — — Unallocated items⁵ — — (235) (39) — — — (274) Total 8,804 (5,324) (347) (159) (58) 302 168 3,386 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁵ Includes US$ 52 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 669 million in 2Q25. Annexes -27- Segment information 1Q26 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 6,875 (3,997) (72) (66) (31) 197 — 2,906 Fines 5,692 (3,245) (46) (57) (22) 119 — 2,441 Pellets 1,030 (587) (1) (1) (2) 40 — 479 Other ferrous products and logistics services 153 (165) (25) (8) (7) 38 — (14) Vale Base Metals 2,383 (1,376) (74) (27) — 34 257 1,197 Copper² 1,414 (426) (31) (8) — — — 949 Salobo 1,018 (308) (12) (1) — — — 697 Sossego 435 (118) (5) (3) — — — 309 Other (38) — (14) (4) — — — (57) Nickel³ 1,184 (910) (8) (19) — 30 — 277 Sudbury 675 (444) (3) (1) — — — 227 Voisey’s Bay & Long Harbour 311 (248) 9 (6) — — — 66 Standalone Refineries 222 (198) — — — — — 24 Onça Puma 157 (103) (3) — — — — 51 Other (181) 83 (11) (12) — 30 — (91) Others⁴ (215) (40) (35) — — 4 257 (29) Brumadinho and decharacterization of dams — — (65) — — — — (65) Non-recurring expenses — — — — — — — — Unallocated items⁵ — — (189) (20) (1) 2 — (208) Total 9,258 (5,373) (400) (113) (32) 233 257 3,830 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, are disclosed separately as Streaming. Prior periods were restated. ⁵ Includes US$ 18 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 1Q26. Considering the unallocated expenses, VBM’s EBITDA was US$ 1.2 billion in 1Q26. Segment results 6M26 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 14,763 (8,920) (122) (152) (93) 486 — 5,962 Fines 12,333 (7,333) (77) (139) (51) 269 — 5,002 Pellets 2,092 (1,267) 1 (1) (29) 99 — 895 Other ferrous products and logistics services 338 (320) (46) (12) (13) 118 — 65 Vale Base Metals 4,993 (2,909) (160) (68) — 82 548 2,486 Copper² 2,969 (905) (61) (28) — — — 1,975 Salobo 2,219 (669) (19) (4) — — — 1,527 Sossego 858 (236) (13) (9) — — — 600 Other 108 — 29 (15) — — — (152) Nickel³ 2,425 (1,856) (32) (39) — 73 — 571 Sudbury 1,285 (927) (11) (2) — — — 345 Voisey’s Bay & Long Harbour 620 (443) 9 (2) — — — 184 Standalone Refineries 446 (377) — — — — — 69 Onça Puma 296 (197) (7) — — — — 92 Other (223) 88 (23) (34) — 73 — (119) Others⁴ (401) (148) (67) (1) — 9 548 (60) Brumadinho and decharacterization of dams — — (166) — — — — (166) Non-recurring expenses — — (289) — — — — (289) Unallocated items⁵ — — (427) (60) — — — (487) Total 19,756 (11,829) (1,164) (280) (93) 568 548 7,506 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁵ Includes US$ 56 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 6M26. Considering the unallocated expenses, VBM’s EBITDA was US$ 2.4 billion in 6M26. Annexes -28- Segment results 6M25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 13,338 (7,610) (60) (138) (117) 451 — 5,864 Fines 10,916 (6,197) (11) (111) (93) 225 — 4,729 Pellets 2,059 (1,136) 2 (3) (4) 95 — 1,013 Other ferrous products and logistics services 363 (277) (51) (24) (20) 131 — 122 Vale Base Metals 3,585 (2,504) (104) (68) (12) 43 335 1,275 Copper² 1,858 (741) (12) (20) (1) — — 1,084 Salobo 1,395 (562) (9) (1) (1) — — 822 Sossego 362 (179) (1) (4) — — — 178 Other 101 — (2) (15) — — — 84 Nickel³ 1,981 (1,688) (29) (47) (11) 36 — 242 Sudbury 1,028 (929) (5) (20) — — — 74 Voisey’s Bay & Long Harbour 435 (453) (1) (14) — — — (33) Standalone Refineries 392 (362) — — — — — 30 Onça Puma 146 (108) (6) — (3) — — 28 Other (20) 164 (17) (13) (8) 36 — 143 Others⁴ (254) (75) (63) (1) — 7 335 (51) Brumadinho and decharacterization of dams — — (135) — — — — (135) Non-recurring expenses — — — — — — — — Unallocated items⁵ — — (427) (76) — — — (503) Total 16,923 (10,114) (726) (282) (129) 494 335 6,501 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. Includes US$ 78 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 6M25. Considering the unallocated expenses, VBM’s EBITDA was US$ 1.2 billion in 6M25. Annexes -29- Annex 3: Additional information by business segment Iron Ore Solutions: Financial results detailed Volumes, prices, premium and revenues breakdown 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Volume sold ('000 metric tons) Fines¹ 69,946 67,678 3% 59,436 18% 129,381 124,441 4% IOCJ 4,271 6,397 -33% 3,833 11% 8,104 10,993 -26 % BRBF 30,295 32,148 -6% 30,175 0% 60,470 67,962 -11 % Mid-Grade Carajás 13,014 10,402 25% 7,662 70% 20,676 13,590 52 % Pellet feed - China (PFC1)² 11,863 5,518 115% 9,069 31% 20,932 9,446 122 % Lump 2,244 1,717 31% 2,111 6% 4,355 3,396 28 % High-silica products 1,038 3,886 -73% 681 52% 1,719 5,843 -71 % Other fines (60-62% Fe) 7,221 7,610 -5% 5,905 22% 13,126 13,210 -1 % Pellets 7,748 7,483 4% 7,699 1% 15,447 14,976 3% ROM 2,053 2,185 -6% 1,578 30% 3,631 4,071 -11% Total - Iron ore sales 79,747 77,346 3% 68,713 16% 148,460 143,487 3% 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Average prices (US$/t) Iron ore - 61% Fe price index 105.0 94.5 11% 103.6 1% 104.3 97.5 7 % Iron ore - 62% Fe low alumina index 110.3 97.2 13% 108.3 2% 109.3 100.2 9 % Iron ore - 65% Fe index 122.1 108.8 12% 121.2 1% 121.7 112.9 8 % Provisional price at the end of the quarter 99.0 90.7 9% 106.1 -7% 99.0 94.4 5 % Iron ore fines Vale's CFR reference (dmt) 106.0 95.2 11% 106.9 -1% 106.5 98.4 8 % Iron ore fines realized price, CFR/FOB (wmt) 95.0 85.1 12% 95.8 -1% 95.3 87.7 9 % Iron ore pellets realized price, CFR/FOB (wmt) 137.0 134.1 2% 133.8 2% 135.4 137.5 -2 % Iron ore fines and pellets quality premium (US$/t) Iron ore fines quality and premiums 3.0 1.9 58% 4.1 -27% 3.5 1.8 94 % Pellets business' weighted average contribution 1.4 2.2 -36% 2.1 -33% 1.7 2.6 -35 % All-in premium - Total 4.4 4.1 7% 6.2 -29% 5.2 4.4 18 % Net operating revenue by product (US$ million) Fines 6,641 5,762 15% 5,692 17% 12,333 10,916 13 % ROM 34 27 26% 20 70% 54 55 -2 % Pellets 1,062 1,004 6% 1,030 3% 2,092 2,059 2 % Other ferrous products and logistics services 151 170 -11% 133 14% 284 308 -8 % Total 7,888 6,963 13% 6,875 15% 14,763 13,338 11% 1 Including third-party purchases. 2 Products concentrated in Chinese facilities. Annexes -30- Volume sold by destination – Fines, pellets and ROM ‘000 metric tons 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Americas 8,901 8,993 -1% 8,734 2% 17,635 17,880 -1 % Brazil 8,094 8,166 -1% 7,715 5% 15,809 16,326 -3 % Others 807 827 -2% 1,019 -21% 1,826 1,554 18 % Asia 64,238 62,195 3% 53,897 19% 118,135 112,633 5 % China 51,187 48,903 5% 40,855 25% 92,042 88,538 4 % Japan 5,847 6,286 -7% 5,930 -1% 11,777 11,120 6 % Others 7,204 7,006 3% 7,112 1% 14,316 12,975 10 % Europe 3,903 3,458 13% 3,724 5% 7,627 7,420 3 % Germany 1,257 1,060 19% 1,089 15% 2,346 2,219 6 % France 366 247 48% 97 277% 463 559 -17 % Others 2,280 2,151 6% 2,538 -10% 4,818 4,642 4 % Middle East 800 1,387 -42% 1,231 -35% 2,031 2,689 -24 % Rest of the World 1,905 1,313 45% 1,127 69% 3,032 2,866 6 % Total 79,747 77,346 3% 68,713 16% 148,460 143,487 3 % Iron ore fines pricing Pricing system breakdown (%) 2Q26 2Q25 Δ y/y 1Q26 Δ q/q Lagged 12 13 -8% 13 -8% Current 58 57 2% 65 -11% Provisional 30 30 0% 22 36% Total 100 100 0% 100 0% Price realization US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q Average reference 61%Fe price (dmt) 105.0 94.5 11% 103.6 1% Quality and premiuns¹ 3.0 1.9 58% 4.1 -27% Impact of pricing system adjustments (2.0) (1.1) 82% (0.8) 150% Provisional prices in prior quarter² 0.0 (0.5) -100% (0.7) -100% Lagged prices (0.4) 0.6 n.a. (0.4) 0% Current prices 0.1 (0.2) n.a. (0.2) n.a. Provisional prices in current quarter³ (1.8) (1.0) 80% 0.5 n.a. CFR reference (dmt) 106.0 95.3 11% 106.9 -1% Adjustments for FOB sales⁴ (2.5) (2.3) 9% (2.6) -4% Moisture (8.5) (7.9) 8% (8.5) 0% Vale realized price (wmt)⁵ 95.0 85.1 12% 95.8 -1% 1 Includes quality (US$ 2.8/t) and premiums/discounts and commercial conditions (US$ 0.2/t). 2 Adjustment as a result of provisional prices booked in 1Q26 at US$ 106.1/t. 3 Difference between the weighted average of the prices provisionally set at the end of 2Q26 at US$ 99.0/t based on forward curves and US$ 105.0/t from the 1Q26 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes. Previous periods were restated. Annexes -31- Iron ore fines costs & expenses COGS - 2Q26 vs. 2Q25 US$ million 2Q25 Volume Exchange rate Others Total variation 2Q26 C1 cash costs 1,781 65 103 (11) 157 1,938 Freight 1,096 49 — 231 280 1,376 Distribution costs 239 8 — 123 131 370 Royalties & others¹ 271 9 — 124 133 404 Total costs before depreciation and amortization 3,387 131 103 467 701 4,088 Depreciation 388 15 32 33 80 468 Total 3,775 146 135 500 781 4,556 ¹ Includes stoppage costs (USD 102MM in 2Q26). Cash cost and freight 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y C1 cash cost (US$ million) C1 cash cost, including third-party purchase costs (A) 1,938 1,781 9% 1,673 16% 3,611 3,182 13% Third-party purchase cost¹ (B) 430 458 -6% 432 0% 862 798 8% C1 cash cost, ex-third-party purchase costs (C = A – B) 1,508 1,323 14% 1,241 22% 2,749 2,384 15% Sales volumes (Mt) Volume sold² (D) 69.9 67.7 3% 59.4 18% 129.4 124.4 4% Volume sold from third-party purchases (E) 7.4 8.1 -9% 6.8 9% 14.2 14.4 -1% Volume sold from own operations (F = D – E) 62.5 59.5 5% 52.7 19% 115.2 110.0 5% C1 cash cost², FOB (US$/t) C1 cash cost, ex-third-party purchase costs (C/F) 24.1 22.2 9% 23.6 2% 23.9 21.7 10% Average third-party purchase C1 cash cost (B/E) 58.0 56.3 3% 63.6 -9% 60.7 55.6 9% Iron ore C1 cash cost (A/D) 27.7 26.3 5% 28.1 -1% 27.9 25.6 9% Freight Maritime freight costs (G) 1,376 1,096 26% 954 44% 2,331 2,042 14% CFR sales (%) (H) 89% 88% 1 p.p. 89% 0 p.p. 89% 89% 0 p.p. Volume CFR (Mt) (I = D x H) 62.5 59.8 5% 52.8 18% 115.4 110.7 4% Freight unit cost (US$/t) (G/I) 22.0 18.3 20% 18.1 22% 20.2 18.4 10% 1 Includes logistics costs related to third-party purchases. 2 Excludes ROM, royalties and distribution costs. Expenses US$ million 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y SG&A 13 11 18% 12 8% 25 25 0 % R&D 82 66 24% 57 44% 139 111 25 % Pre-operating and stoppage expenses 29 35 -17% 22 32% 51 93 -45 % Other expenses 18 (4) n.a. 34 -47% 52 (14) n.a. Total expenses 142 108 31% 125 14% 267 215 24% Annexes -32- Iron Ore Solutions: Project Details Growth projects Capex 2Q26 Financial Progress¹ Physical Progress Comments Serra Sul +20 Capacity: 20 Mtpy Start-up: 2H26 Capex: US$ 2,844 million 86 71% 88% Commissioning of the Long-Distance Conveyor Belt began in July 2026. Sustaining projects Capex 2Q26 Financial Progress¹ Physical Progress Comments Compact Crushing S11D Capacity: 50 Mtpy Start-up: 4Q26 Capex: US$ 755 million 21 78% 95% Electromechanical assembly works are in the final stage and load testing has started at the primary and secondary crushers. 1 CAPEX disbursement until end of 2Q26 vs. CAPEX expected. Projects under evaluation Apolo Capacity: 14 Mtpy Stage: FEL2 Southeastern System (Brazil) Growth project Vale’s ownership: 100% Open pit mine Briquette plants Capacity: Under evaluation Stage: 1 plant under construction, 1 plant at FEL2; 2 plants at different stages of FEL Brazil and other regions Growth project Investment decision: 2026-2030 Vale’s ownership: N/A Cold agglomeration plant Itabira mines Capacity: 25 Mtpy Stage: projects at different phases of FEL1 and FEL2 Southeastern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Diverse pits, tailing and waste stockpile projects aimed at maintaining Itabira´s long-term production volumes. Mega Hubs Capacity: Under evaluation Stage: Pre-feasibility Study Middle East Growth project Vale’s ownership: N/A Industrial complexes for iron ore concentration and agglomeration and production of direct reduction metallics Vale continues to advance in negotiations with world-class players and jointly study the development of Mega Hubs S11C Capacity: Under evaluation Stage: FEL2 Northern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Serra Norte N1/N2¹ Capacity: 10 Mtpy Stage: FEL2 Northern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Serra Leste expansion Capacity: 10 Mtpy (+4 Mtpy) Stage: Engineering Northern System (Brazil) Growth Project Vale’s ownership: 100% Open pit mine expansion. The project will be implemented in stages until it reaches full capacity Part of the expansion capacity is already under construction, including the upgrading of Plants II and III and the construction of the Tunnel. 1 Project scope is under review given permitting constraints. . Annexes -33- Vale Base Metals: Copper Revenues & price realization 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Volume sold Copper ('000 metric tons) 78 66 18% 72 8% 150 127 18 % Gold as by-product (‘000 oz) 101 98 3% 98 3% 199 193 3 % Silver as by-product (‘000 oz) 330 287 15% 244 35% 574 565 2 % Average prices Average LME copper price (US$/t) 13,329 9,524 40% 12,844 4% 13,083 9,431 39 % Average copper realized price (US$/t) 14,062 8,985 57% 13,143 7% 13,621 8,940 52 % Gold (US$/oz)¹ 4,977 3,263 53% 4,975 0% 4,976 3,106 60 % Silver (US$/oz) 84 32 163% 88 -5% 86 32 169 % Net revenue (US$ million) Copper 1,093 597 83% 945 16% 2,038 1,138 79 % Gold as by-product¹ 505 320 58% 486 4% 991 601 65 % Silver as by-product 28 9 211% 21 33% 49 18 172 % Total 1,626 926 76% 1,452 12% 3,078 1,756 75% Provisional price adjustments2 (71) 32 n.a. (38) 87% (109) 102 n.a. Net revenue after provisional price adjustments 1,555 958 62% 1,414 10% 2,969 1,858 60% 1 Revenues presented were adjusted to reflect the market prices of products delivered related to the streaming transactions. 2 On June 30th, 2026, Vale had provisionally priced copper sales from Sossego and Salobo totaling 67,669 tons valued at weighted average LME forward price of US$ 13,389/t, subject to final pricing over the following months. Breakdown of copper realized prices US$/t 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Average LME copper price 13,329 9,524 40% 12,844 4% 13,083 9,431 39 % Current period price adjustments¹ (179) (73) 145% (618) -71% (376) (73) n.a. Copper gross realized price 13,150 9,450 39% 12,227 8% 12,707 9,357 36 % Prior period price adjustments² 1,012 (247) n.a. 1,119 -10% 1,062 (167) n.a. Copper realized price before discounts 14,162 9,203 54% 13,346 6% 13,770 9,190 50 % TC/RCs, penalties, premiums and discounts³ (100) (218) -54% (202) -50% (149) (250) -40 % Average copper realized price 14,062 8,985 57% 13,143 7% 13,621 8,940 52 % Note: Vale's copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). 1 Currentperiod price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/ RCs, penalties, premiums, and discounts for intermediate products. Annexes -34- Vale Base Metals: Nickel Revenues & price realization 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Volume sold ('000 metric tons) Nickel 44 41 7% 45 -2% 89 80 11 % Copper 20 23 -13% 19 5% 39 44 -11 % Gold as by-product ('000 oz) 8 11 -27% 9 -11% 17 20 -15 % Silver as by-product ('000 oz) 191 286 -33% 245 -22% 436 580 -25 % PGMs ('000 oz) 39 57 -32% 44 -11% 83 113 -27 % Cobalt (metric ton) 920 667 38% 665 38% 1,585 1,348 18 % Average realized prices (US$/t) Nickel 18,061 15,800 14% 17,015 6% 17,535 15,948 10 % Copper 14,260 8,693 64% 13,895 3% 14,080 8,351 69 % Gold (US$/oz) 4,554 3,429 33% 5,090 -11% 4,840 3,255 49 % Silver (US$/oz) 97 35 177% 103 -6% 100 33 203 % Cobalt 62,046 36,692 69% 56,556 10% 59,743 31,511 90 % Net revenue by product (US$ million) Nickel 801 657 22% 763 5% 1,564 1,280 22 % Copper 283 197 44% 269 5% 553 365 52 % Gold as by-product¹ 36 38 -5% 46 -22% 80 65 23 % Silver as by-product 18 10 80% 25 -28% 44 19 132 % PGMs 53 70 -24% 136 -61% 189 127 49 % Cobalt¹ 57 24 138% 38 50% 95 42 126 % Others 10 12 -17% 12 -17% 22 21 5 % Total 1,259 1,008 25% 1,289 -2% 2,547 1,919 33 % Provisional price adjustments (17) 4 n.a. (104) -84% (121) 62 n.a. Net revenue after provisional price adjustments 1,242 1,012 23% 1,184 5% 2,426 1,981 22% 1 Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. Breakdown of nickel volumes sold, realized price and premium 2Q26 2Q25 Δ y/y 1Q26 Δ q/q 6M26 6M25 Δ y/y Volumes (kt) Class I nickel 29.5 30.6 -4% 31.0 -5% 60.5 60.2 0 % Class II nickel 14.4 10.4 38% 13.2 9% 27.6 19.3 43 % Intermediates 0.4 0.4 0% 0.6 -33% 1.1 0.8 38 % Total 44.4 41.4 7% 44.8 -1% 89.2 80.3 11 % Nickel realized price (US$/t) LME average nickel price 18,131 15,171 20% 17,356 4% 17,737 15,374 15 % Average nickel realized price 18,061 15,800 14% 17,015 6% 17,535 15,948 10 % Contribution to the nickel realized price by category: Nickel average aggregate premium/ (discount) 78 414 -81% (6) n.a. 36 517 -93 % Other timing and pricing adjustments contributions¹ (148) 214 n.a. (336) -56% (238) 57 n.a. 1 Comprises (i) the realized quotational period effects (based on sales distribution in the prior three months, as well as the differences between the LME price at the moment of sale and the LME average price), with a negative impact of US$ 74/t and (ii) fixed-price sales, with a negative impact of US$ 74/t. Annexes -35- Product type by operation % of sales North Atlantic¹ Matsusaka Onça Puma Class I nickel 95.5 — — Class II nickel 4.2 99.7 95.6 Intermediates 0.3 0.3 4.4 1 Comprises Sudbury, Clydach and Long Harbour refineries. Vale Base Metals: Projects Details Sustaining projects Capex 2Q26 Financial progress¹ Physical progress Comments Bacaba Capacity: 50 ktpy Start-up: 3Q27 Capex: US$ 290 million 43 15% 39% Progressing ahead of schedule with zero safety incidents. Key bridge, prestripping and infrastructure works advancing. 1 CAPEX disbursement until end of 2Q26 vs. Capex expected. Projects under evaluation Copper Alemão Capacity: ~80 ktpy Stage: FEL3 Carajás, Brazil Growth project Investment decision: 2027 Vale Base Metals ownership: 100% Underground mine and processing plant 140 kozpy Au as by-product South Hub extension (118 / Cristalino) Capacity: 60-80 ktpy Stage: FEL2-FEL3 Carajás, Brazil Replacement project Vale Base Metals ownership: 100% Open pit mines NRSE1 Capacity: ~25 ktpy Stage: FEL3 Ontario, Canada Growth project Investment decision: 2027 Vale Base Metal’s ownership: 50% Underground mine and processing plant 5 ktpy Ni as co-product; JV partnership under discussion Hu’u Capacity: 300-350 ktpy Stage: FEL2 Dompu, Indonesia Growth project 200 kozpy Au as by-product Vale Base Metals ownership: 80% Underground mine (block cave) and processing plant Paulo Afonso (North Hub) Capacity: 70-100 ktpy Stage: FEL2 Carajás, Brazil Growth project Vale Base Metals ownership: 100% Open pit mine and Processing plant Salobo Mill Expansion Capacity: ~30 ktpy Stage: FEL3 Carajás, Brazil Growth project Investment decision: 2026 Vale Base Metals ownership: 100% Processing plant Nickel CCM Pit Capacity: 12-15 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2026-2027 Vale Base Metals ownership: 100% Open pit mine 7-9 ktpy Cu as by-product 1 Nickel Rim South Extension - this was project Victor in previous reports. Figures reflect expected 50% equity basis in JV partnership under discussion. Annexes -36- Annex 4: Brumadinho, Samarco & Dam Decharacterization Brumadinho & Dam decharacterization US$ million Provisions balance 31Mar26 EBITDA impact² Payments FX and other adjustments³ Provisions balance 30Jun26 Decharacterization 2,184 (53) (71) 64 2,124 Agreements & donations¹ 1,959 5 (263) 73 1,774 Total Provisions 4,143 (48) (334) 137 3,898 Incurred Expenses — 149 (149) — — Total 4,143 101 (483) 137 3,898 1 Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. 2 Includes the revision of estimates for provisions and incurred expenses, including discount rate effect. 3 Includes foreign exchange, present value and other adjustments. Impact of Brumadinho and Decharacterization from 2019 to 2Q26 US$ million EBITDA impact Payments FX and other adjustments² Provisions balance 30Jun26 Decharacterization 4,744 (2,641) 21 2,124 Agreements & donations¹ 9,531 (8,485) 728 1,774 Total Provisions 14,275 (11,126) 749 3,898 Incurred expenses 3,868 (3,868) — — Others 180 (178) (2) — Total 18,323 (15,172) 747 3,898 ¹ Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. ² Includes foreign exchange, present value and other adjustments. Cash outflow of Brumadinho commitments (included in the expanded net debt) 1 2 US$ billion Disbursed from 2019 to 2Q26 2026 (excl. 6M26) 2027 2028 Yearly average 2029-2031 Integral Reparation Agreement & other reparation provisions (8.5) 0.6 0.7 0.3 0.1 1 Estimate cash outflow given BRL-USD exchange rate of 5.1766, as of June, 30th. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. Cash outflow of Samarco commitments (included in the expanded net debt)1 2 3 Already disbursed 2026 (excl. 6M26) 2027 2028 2029 2030 2031 Yearly average 2032-2043 Mariana reparation – 100% 82.4 3.7 7,0 5.9 9.0 9.5 6.9 5.4 Vale’s contribution (R$ billion) 1.8 3.5 2.2 3.5 3.3 — — Vale’s contribution (US$ billion)³ 0.4 0.7 0.4 0.7 0.6 — — 1 Amounts stated in real terms. 2 Estimate cash outflow given BRL-USD exchange rate of 5.1766, as of June, 30th. 3 Including UK Claim provision. Cash outflow of decharacterization and incurred expenses (not included in the expanded net debt) 1 2 US$ billion Disbursed from 2019 to 2Q26 2026 (excl. 6M26) 2027 2028 Yearly average 2029-2035 Decharacterization (2.6) 0.3 0.5 0.4 0.2³ Incurred expenses (3.9) 0.2 0.3 0.3 0.2⁴ Total (6.5) 0.5 0.8 0.7 — 1 Estimate cash outflow given BRL-USD exchange rate of 5.1766, as of June, 30th. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. 3 Estimate annual average cash flow for Decharacterization provisions in the 2029-2035 period is US$ 231 million per year. 4 Disbursements related to incurred expenses ending in 2030. Annexes -37-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations